SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

[ X ]   Annual Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

                               or

[   ]   Transition Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-16533

         Sovereign Bancorp, Inc. 401(k) Retirement Plan
                     (Full title of the plan)

                     Sovereign Bancorp, Inc.
                     2000 Market Street
                     Philadelphia, PA 19103
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

              Registrant's telephone number, including
                     area code:  (610) 320-8400

   Notices and communications from the Securities and Exchange
   Commission relating to this report should be forwarded to:

                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                     Wyomissing, PA  19610

                Attention:  Lawrence M. Thompson, Jr.

                          With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                      25 North Queen Street
                            Suite 602
                          P.O. Box 1594
                     Lancaster, PA  17608-1594



Item 1.  Financial Statements and Exhibits

         a.  Financial Statements

             1.  Report of Independent Auditors.

             2. Statements of Assets Available for Benefits as of December 31, 2002 and 2001.

             3.  Statements of Changes in Assets Available for
                 Benefits for each of the years in the two year period ended December 31, 2002.

             4.  Notes to Financial Statements.

          Schedule

             5.  Schedule of Assets (Held at End of Year)

         b.  Exhibits

             23.1  Consent of Ernst & Young LLP.

99.1  Certification Pursuant to 18 U.S.C. Section
1350, as Adopted Pursuant to Section 906 of the Sarbanes -Oxley Act of 2002

99.2  Certification Pursuant to 18 U.S.C. Section
1350, as Adopted Pursuant to Section 906 of the Sarbanes -Oxley Act of 2002



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

               Financial Statements and Schedules

             Years ended December 31, 2002 and 2001





                            Contents


Report of Independent Auditors                                 1

Audited Financial Statements

Statements of Assets Available for Benefits                    3
Statements of Changes in Assets Available for Benefits         4
Notes to Financial Statements                                  5

Schedule

Schedule of Assets (Held at End of Year)                      11



Report of Independent Auditors

The Retirement Savings Committee
Sovereign Bancorp, Inc.

     We have audited the accompanying statements of assets available for benefits of the Sovereign Bancorp, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst & Young LLP

June 13, 2003



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

          Statements of Assets Available for Benefits



                                         Year Ended December 31
                                          2002          2001
                                      ------------  -------------
Assets
Investments at fair value:
  Common stock                        $ 56,577,461  $ 47,310,954
  Registered investment companies       61,379,846    57,570,388
  Loans to participants                  3,351,601     2,958,108
                                      ------------  ------------
Assets available for benefits         $121,308,908  $107,839,450
                                      ============  ============


See accompanying notes.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

     Statements of Changes in Assets Available for Benefits



                                        Year ended December 31
                                          2002          2001
                                      ------------  ------------
Additions:
  Investment (loss) income:
    Net (depreciation) appreciation
      in fair value of investments    $ (6,470,733) $  3,788,001
    Interest and dividends               1,999,007     2,006,727
                                      ------------  ------------
                                        (4,471,726)    5,794,728


  Contributions:
    Participants                        12,751,079    11,385,811
    Employer                             6,555,309     6,004,792
    Rollovers                            1,207,966     3,163,706
                                      ------------  ------------
                                        20,514,354    20,554,309
  Transfers from plan mergers            7,075,537             -
                                      ------------  ------------
Total additions                         23,118,165    26,349,037

Deductions:
  Benefits paid to participants          9,639,307    10,768,434
  Administrative expenses                    9,400        13,925
                                      ------------  ------------
Total deductions                         9,648,707    10,782,359
                                      ------------  ------------
Net increase                            13,469,458    15,566,678
Assets available for benefits:
  Beginning of year                    107,839,450    92,272,772
                                      ------------  ------------
  End of year                         $121,308,908  $107,839,450
                                      ============  ============


See accompanying notes.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

                 Notes to Financial Statements

                       December 31, 2002

1.   Description of Plan

     The following brief description of the Sovereign
     Bancorp, Inc. 401(k) Retirement Plan (the Plan) is provided for general information purposes only.
     Participants should refer to the Plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering all employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor) that have completed 6 months of service and are at least 21 years of age. The
     Plan is subject to the provisions of the Employee
     Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers and Rollover Contributions

     During 2000, $1.9 million, or 25% of the remaining surplus funds in the Sovereign Bancorp, Inc. Pension Plan and the Trenton Savings Bank Retirement Plan (the "Transferred Plans") were transferred into the Plan for the benefit of Plan participants that were participants in the Transferred Plans when they were terminated (the "Eligible Participants"). The transferred funds were initially contributed to the Putnam Stable Value Fund and will be distributed to Eligible Participants at the rate of 1/2% of annual compensation no less rapidly than over the 7-Plan-year period beginning in 2000. As of December 31, 2002,
     $0.8 million of the transferred funds were unallocated. Participants cannot direct these funds until they are allocated.

     During 2002, approximately $7,075,532 of assets were transferred into the plan as a result of the Sponsor's acquisition of Main Street Bancorp. Included in the assets rolled into the plan were shares of Sovereign Bancorp, Inc. common stock valued at $1,579,753 with a cost basis of $853,491.

     Contributions

     Participants may annually contribute up to 12% for 2001, and 25% effective January 1, 2002, of compensation on a before-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock and selected registered investment companies managed by affiliates of Putnam Fiduciary Trust Company (the "Trustee").

     Sponsor matching contributions are invested solely in Sovereign Bancorp, Inc. common stock and are made for all participants who contribute to the Plan during the year. Effective July 1, 2002, participants were able to reallocate Sponsor matching contributions to any of the Plan's investment options. The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and allocations of the Sponsor's contributions and Plan earnings.
     Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire account balances at all times.
     The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Participant Notes Receivable

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant's account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

     Payment of Benefits

     On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account (mandatory for account balances less than $5,000), elect to receive annual installments over a ten-year period, or have his or her account rolled over into an eligible retirement plan.

     Reclassifications

     Certain prior period balances have been reclassified to conform to the current period presentation.

2.   Summary of Significant Accounting Policies

     Plan Termination

     Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
     Actual results could differ from those estimates.

     Valuation of Investments

     The Plan's investments are stated at fair value.
     Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Administration

     Putnam Fiduciary Trust Company is the trustee for the Plan. During 1996, the Charter FSB Bancorp 401(k)
     Plan's ("Charter") assets and participants (whose plan sponsor had previously been acquired by the Sponsor) merged into the Plan. Upon the merger of this plan, the participants of Charter continued to hold their investment balances in the original Charter
     Investments, however, they were required to direct future contributions into the Plan's investment options. Retirement Systems Group, Inc. is the trustee for the assets of the former Charter FSB Bancorp
     401(k) Plan.

     Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor.

3.   Investments

     The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, are as follows:

                                               2002            2001
                                            -----------     -----------
  Sovereign Bancorp, Inc. Common Stock*     $49,008,907     $37,450,426

  Putnam Fund for Growth and Income           6,965,566       7,369,613

  Putnam Investors Fund                      10,270,511      10,927,399

  Putnam Stable Value Fund**                 17,551,466      14,462,913

  Putnam S&P 500 Fund                         9,584,785      10,964,080

  Putnam Vista Fund                                 ***       6,013,585

  FleetBoston Corporation Common Stock              ***       6,287,833

* A portion of which was non-participant-directed until July 1, 2002.

**  A portion of which was non-participant-directed.

*** These funds balances did not represent 5% or more of the Plans assets at December 31, 2002.

     During 2002 and 2001, the Plan's investments
     (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                   Year ended December 31
                                     2002          2001
                                 ------------ --------------
Registered investment companies  $(10,507,230)  $( 7,982,160)
Common stock                        4,036,497     11,770,161
                                 ------------   ------------
                                 $ (6,470,733)  $  3,788,001
                                 ============   ============


4.   Nonparticipant-Directed Investments

     As discussed in Note 1, a portion of the Putnam Stable
     Value Fund (approximately $0.8 million) is nonparticipant-directed. Information about the Putnam Stable Value Fund and the significant components of changes in those investments, is as follows:

                                         December 31
                                     2002           2001
                                  -----------   -----------
Investments at fair value:
  Putnam Stable Value Fund        $17,551,466   $14,462,913
                                  ===========   ===========

                                    Year ended December 31
                                     2002          2001
                                  -----------  -----------
Contributions                     $ 2,890,348  $ 2,390,776
Interest and dividends                771,388      755,567
Distributions to participants      (2,206,709)  (2,218,273)
Interfund transfers                 1,634,510      698,615
Administrative expense                   (984)      (1,934)
                                  -----------  -----------
                                  $ 3,088,553  $ 1,624,751
                                  ===========  ===========

5.   Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated January 29, 1996, stating that the Plan is qualified under Section
     401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.
     Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The pension committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6.   Transactions with Parties-In-Interest

     The Plan held 3,488,178 and 3,059,675 shares of common stock of the Sponsor at December 31, 2002 and 2001, respectively.

     During 2002 and 2001, the Plan received $331,160 and
     $274,189 in dividends from the Sponsor, respectively.
     Fees paid during the year by the Plan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan**

                      Schedule H, Line 4i -
             Schedule of Assets (Held at End of Year)

                        December 31, 2002

                                   Description of Investment,
                                 Including Maturity Date, Rate
Identity of Issue, Borrower,      Interest, Collateral, Par or                       Current
Lessor, or Similar Party               of Maturity Value                Cost          Value
----------------------------     ------------------------------     ------------  -------------
Wachovia Corporation             Common stock                                     $  3,861,475
FleetBoston Corporation          Common stock                                        3,707,079
*Sovereign Bancorp, Inc.         Common stock                       	                49,008,907
                                                                                  ------------
                                                                                    56,577,461

*Putnam Fund for Growth
  and Income                     Registered Investment Company                       6,965,566
*Putnam Investors Fund           Registered Investment Company                      10,270,511
*Putnam Asset Allocation -
  Balanced                       Registered Investment Company                       4,042,071
*Putnam Asset Allocation -
  Growth                         Registered Investment Company                         218,556
*Putnam Asset Allocation -
  Conservative                   Registered Investment Company                       1,706,483
*Putnam Stable Value Fund        Registered Investment Company      $17,551,466     17,551,466
*Putnam Bond Index Fund          Registered Investment Company                       3,928,513
*Putnam Vista Fund               Registered Investment Company                       5,219,800
*Putnam Capital Opportunities    Registered Investment Company                         905,701
*Pending Account                 Registered Investment Company                          31,690
*Putnam Voyager Fund             Registered Investment Company                         138,027
*Putnam International Growth
   Fund                          Registered Investment Company                         384,478
*Putnam S&P 500 Fund             Registered Investment Company                       9,584,785
*RSI - Core Equity Fund          Registered Investment Company                         149,474
*RSI - Emerging Growth
  Equity Fund                    Registered Investment Company                          40,996
*RSI - Value Equity Fund         Registered Investment Company                          41,382
*RSI - Short-Term
  Investment Fund                Registered Investment Company                          98,557
*RSI - Intermediate Term
  Bond Fund                      Registered Investment Company                          67,651
*RSI - Actively Managed
  Bond Fund                      Registered Investment Company                          34,139
                                                                                  ------------
                                                                                    61,379,846

*Participant loans               Interest rates ranging from 5.75%
                                   to 10.50%                                         3,351,601
                                                                                  ------------
                                                                                  $121,308,908
                                                                                  ============

*   Indicates party-in-interest to the Plan.

**  Plan identification number 002/EIN number 23-2453088.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              SOVEREIGN BANCORP, INC.
                              401(k) RETIREMENT PLAN



Date:  June 27, 2003          By/s/ Lawrence M. Thompson, Jr.
                                -------------------------------
                                Lawrence M. Thompson, Jr.,
                                Chief Administrative Officer



                           Exhibit Index

              Exhibit

   23.1   Consent of Ernst & Young LLP

   99.1   Certification Pursuant to 18 U.S.C. Section 1350, as
          Adopted Pursuant to Section 906 of the Sarbanes-Oxley
          Act of 2002

   99.2   Certification Pursuant to 18 U.S.C. Section 1350, as
          Adopted Pursuant to Section 906 of the Sarbanes-Oxley
          Act of 2002